Exhibit : 99.1

AMENDMENT TO THE WNS (HOLDINGS) LIMITED

2006 INCENTIVE AWARD PLAN

Pursuant to the authority reserved to the Board of Directors (the “Board”) of WNS (Holdings) Limited , a corporation organized under the laws of Jersey (the “Company”) under Section 14.1 of the WNS (Holdings) Limited, 2006 Incentive Award Plan (the “Plan”), the Board hereby amends the Plan as follows (the “Amendment”):

1.	Section 5.3 of the Plan is hereby deleted in its entirety.

Except as expressly provided herein, all terms and conditions of the Plan and any awards outstanding thereunder shall remain in full force and effect.

IN WITNESS WHEREOF, the Board has approved this Amendment vide its resolution date August 7, 2007.